UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2001

Creo Products Inc.

(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

CreoScitex Corporation Ltd.
P.O. Box 330
Herzlia B, Israel 46103
Tel. 972-9-9597222
Fax. 972-9-9502922
www.creoscitex.com/leaf

FOR IMMEDIATE RELEASE

Leaf Products, CreoScitex, Introduces Integrated
Solution for Digital Large Format Photography

Herzlia, ISRAEL (April 10, 2001) - Leaf Products, CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), today announced the Leaf™ Digital Large Format solution, a fully integrated solution for large format cameras. The new solution includes an electronic shutter, centrally controlled via Leaf software, and uses a standard interface between Leaf digital camera backs and large format cameras, offering photographers a highly flexible and cost-effective solution for leveraging their existing equipment. The Leaf Digital Large Format solution will be available worldwide from April 2001, via CreoScitex/Leaf authorized distributors.

Large format photographers have always been a core market for Leaf. Now, via standardization, Leaf allows virtually any view camera, including Toyo, Linhof and Sinar, to be mounted with Leaf camera backs, thus enabling a larger pool of photographers to enjoy Leaf's integrated, digital, multi-shot solutions. The new interface fits directly on any standard Graflok or Hasselblad mounts, similar to the way roll film magazines and other 4x5 camera accessories are connected.

Developed in conjunction with Rollei, the Leaf Digital Large Format solution utilizes an electronic shutter from Rollei, offering exceptional accuracy of both shutter speeds and lens apertures. The controlled e-shutter is compatible with Rodenstock and Schneider digital lenses, and provides the highest shutter speed on the market (1/500 sec.), along with the most accurate aperture and shutter speed settings (1/10 f-stop increments).

"The new Leaf Digital Large Format solution is an important addition to the CreoScitex/Leaf offering," said Ilan Carmi, Leaf Worldwide Product Marketing Manager at CreoScitex. "It greatly expands the opportunities for professional photographers, making it easier and more affordable to adopt a digital workflow."

The Leaf Digital Large Format solution provides a high degree of control and flexibility, enabling high quality and accurate results.

The Leaf Digital Large Format solution is being demonstrated at Seybold Boston from April 10-12 at the CreoScitex Booth #2605.

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About Leaf

In 1992, Leaf Products pioneered the first high-end digital camera back for professional studio photography, the Leaf DCB. Setting the standards for high-quality digital photography, the Leaf family today includes the Leaf Volare, Leaf Cantare and Leaf Cantare XY digital camera backs.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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©2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; (3) new regions and new products may not proceed as planned and may adversely affect future revenues; (4) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; and (5) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contacts:

CreoScitex America, Inc.
Michal Adar
Tel: 1-781-275-5150
Fax: 1-781-275-3430
Email: michal_adar@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: April 10, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary